SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

PharmaFrontiers Corp.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

7171EN 10 6

(CUSIP Number)

April 13, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[ X ]		Rule 13d-1(c)
[	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 7171EN 10 6	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,000,000 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,000,000 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ X ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9% (see Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 7171EN 10 6	Page 3 of 6

Item 1(a).	Name of Issuer:

PharmaFrontiers Corp. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:
2635 N Crescent Ridge Drive
The Woodlands, Texas 77381

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and

Citizenship:

This Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.05 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

7171EN 10 6

Item 3.	Not applicable
Item 4.	Ownership.

(a)	Amount beneficially owned:

10,000,000 shares of Common Stock*

(b)	Percent of class:

Based on 66,967,035 shares of Common Stock of the Issuer outstanding as of April 13, 2006, the Reporting Persons hold approximately 14.9%* of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G

CUSIP NO. 7171EN 10 6	Page 4 of 6

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 10,000,000 shares of Common Stock*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 10,000,000 shares of Common Stock*

*The Reporting Persons beneficially own an aggregate of 10,000,000 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. The shares of Common Stock reported in this Schedule 13G do not include certain shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons. Such warrants held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 9.999% of the Common Stock, giving effect to such exercise.

All of the foregoing represents an aggregate of 10,000,000 shares of Common Stock held directly by SF Capital Partners Ltd. ("SF Capital"). The Reporting Persons are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

SCHEDULE 13G

CUSIP NO. 7171EN 10 6	Page 5 of 6

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 7171EN 10 6	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 17, 2006

/s/ Michael A. Roth

Michael A. Roth

/s/ Todd M. W. Turall

Todd M. W. Turall, as Attorney-in-

fact for Brian J. Stark

SCHEDULE 13G

CUSIP NO. 7171EN 10 6

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 10,000,000 shares of Common Stock of PharmaFrontiers Corp. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 17, 2006.

s/ Michael A. Roth

Michael A. Roth

/s/ Todd M. W. Turall

Todd M. W. Turall, as Attorney-in-

fact for Brian J. Stark

SCHEDULE 13G

CUSIP NO. 7171EN 10 6

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Brian J. Stark, an individual, hereby irrevocably constitute, designate and appoint each of Colin M. Lancaster, Daniel J. McNally and Todd M. W. Turall, individuals (each an “attorney-in-fact”), as his true and lawful agents, with full power of substitution and revocation, severally and not jointly, to represent and with full power to act for and in the name, place and stead of Brian J. Stark from the date hereof until revoked, to execute, acknowledge, verify, deliver and file any and all documents required to be filed by Brian J. Stark with the Securities and Exchange Commission under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Act”), including, but not limited to Schedule 13G, Schedule 13D, Form 3, Form 4 and Form 5 and any successor schedules or forms required under the Act; and perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1) this Power of Attorney authorizes, but does not require, such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) such attorney-in-fact assumes (i) no liability for the undersigned's responsibility to comply with the requirements of the Act and (ii) no liability of the undersigned for any failure to comply with such requirements; and

(4) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Act, including, without limitation, the reporting requirements under the Act.

The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.

This Power of Attorney shall remain in full force and effect with respect to each such attorney-in-fact until the earlier of (i) the time at which this Power of Attorney is revoked by the undersigned in a signed writing delivered to such attorney-in-fact or (ii) the date on which such attorney-in-fact ceases for any reason to be an employee of Stark & Roth, Inc. or another entity

SCHEDULE 13G

CUSIP NO. 7171EN 10 6

affiliated or associated with Stark Investments or any other entity in which the undersigned has an ownership interest.

IN WITNESS WHEREOF, Brian J. Stark has executed this Power of Attorney on this 12th day of July, 2005.

/s/ Brian J. Stark

Brian J. Stark

STATE OF WISCONSIN )
) SS.
COUNTY OF MILWAUKEE )

On this 12th day of July, 2005 before me, the undersigned, personally appeared Brian J. Stark, known personally to me, and having executed the foregoing instrument for the purposes therein contained.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

/s/ Jenifer C. Bersch

Jenifer C. Bersch, Notary Public, State of Wisconsin

My Commission expires November 23, 2008